FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of July 2002

Rhodia

(Translation of registrant's name into English)

26, quai Alphonse Le Gallo
92512 Boulogne-Billancourt

France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: A press release dated July 4, 2002 announcing changes within the board of directors of Rhodia.

Rhodia

PRESS RELEASE

CHANGES WITHIN THE BOARD OF DIRECTORS OF RHODIA

Paris, July 4, 2002 –Rhodia announces the following decisions taken during today's meeting of its Board of Directors:

The Board of Directors of Rhodia has co-opted two new Directors: Jean-Marc Bruel and Edouard Stern.

The Board of Directors of Rhodia has taken note of the resignation of two Directors : Aimery Langlois-Meurinne, Managing Director of Pargesa Holding SA and Thierry de Rudder, Managing Director of Groupe Bruxelles-Lambert.

Jean-Marc Bruel (66), a graduate engineer from the *Ecole Centrale des Arts et Manufactures de Paris*, began his career in 1964 at Rhodiaceta, a Rhône-Poulenc subsidiary in Brazil. From 1968 to 1975, he was Manager of Rhône-Poulenc's Nylon Polyester factory in Brazil and Manager responsible for the entire Rhône-Poulenc Group's textile activities in that country. From 1975 à 1979, he was General Manager of the world Agrochemical Division of the Rhône-Poulenc Group. In 1979, he was appointed to the Executive Committee of Rhône-Poulenc, and became Executive Vice-President of the Group in 1980. He moved to the Sandoz Group in Basel (Switzerland) in 1985 as a member of the Group's Executive Committee, but returned to Rhône-Poulenc in 1987 as Executive Vice-President. In 1992, he was appointed Group President and, in 1993, became a member of the Board of Directors of Rhône-Poulenc S.A. He is currently a member of the Supervisory Board of Avenits, the company formed from the merger of Rhône-Poulenc and Hoescht in December 1999.

Edouard Stern (48), a graduate from the Paris-based *Ecole Supérieure de Sciences Economiques et Commerciales*, was Vice-Chairman and controlling shareholder of Banque Stern from 1977 to 1998. From 1992 to 1997, he was a senior partner and member of the Executive Committtee of Lazard Frères in New York (1992-1997) and Paris (1994-1997), and CEO of Eurafrance from 1994 to 1997. He has been Vice-Chairman and CEO of IRR Capital since 1997.

Rhodia *is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the automotive, healthcare, food, cosmetics, apparel, new technology and environmental markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of €7.2 billion in 2001 and employs 27,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.*

Contacts

Press Relations
Jean-Christophe Huertas ☎ 33-1 55 38 42 51
Lucia Dumas ☎ 33-1 55 38 45 48

Investor Relations
Marie-Christine Aulagnon ☎ 33-1 55 38 43 01
Angélina Palus ☎ 33-1 55 38 42 99

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2002

RHODIA

By: ______________

Name: Pierre PROT

Title: Chief Financial Officer